Exhibit 99.6

Hello Everyone,

My name is Justin from the Product team here at Masterworks.

Today we’re thrilled to bring you xAxnxgxexlxixtxox, by the late artist, Martin Wong.

Wong was a queer Chinese American artist best known for his intricate paintings of urban environments featuring Chinatown stereotypes, linguistic elements, and homoerotic themes.

His market has shown a 30.5% Annual Record Price Growth Rate based on data from selected sales occurring from 2001 to 2023, and his top auction record is currently $1.26 million based on a sale at Bonham’s in 2022.

The Artwork is an iconic example of Martin Wong’s figurative paintings that illustrate life in New York City’s Lower East Side in the 1980s. The Artwork is a portrait of Angel Ortiz, a Puerto Rican graffiti artist who lived in the Lower East Side and worked under the name LA II (or Little Angel), a nod to his short stature.

So why do we like this painting? Three reasons:

One: Over the past 5 years Wong’s auction turnover has grown by 51% annually, and his average auction price by 32% annually

Two: Sales of similar works have appreciated at an annualized rate of 52% from 2008 through 2023.

Three: Wong’s market has seen strong price momentum, and as of September 2023, all of Wong’s top ten auction price records have been set within the last 4 years.

Thank you for joining us today and we hope you enjoy this wonderful work by Martin Wong.